Mail Stop 3233
                                                            September 6, 2018

Via E-mail
Larry Xianghong Wu
Member of Majority Interest, UCF Asset LLC
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, GA 30341

       Re:     UC Asset LP
               Offering Statement on Form 1-A
               Post-qualification Amendment No. 1
               Filed August 27, 2018
               File No. 024-10802

Dear Mr. Wu:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Securities Being Offered

Limited Partnership Agreement, page 23

1. We note section 9.05(a) of your Limited Partnership Agreement regarding mandatory arbitration and section 9.05(b) regarding the waiver of jury trials. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding when a partner may pursue injunctive relief as opposed to arbitration as referenced in Section 9.05(b) of the agreement. Please revise your offering statement to describe the arbitration and jury trial waiver provisions and add risk factor disclosure regarding how these provisions will impact holders of your limited partnership interests. Please also address the reasons for adopting the provisions and any questions as to enforceability of the provisions under federal and state law. In addition, please revise to:
 Larry Xianghong Wu
UC Asset LP
September 6, 2018
Page 2

           Describe specifically the basis for your belief that these provisions are enforceable under federal and state law;

           Clarify whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

           To the extent the arbitration provision applies to federal securities law claims, please revise the disclosure and the Limited Partnership Agreement to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws; and

           Clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration and jury trial waiver provisions.

Subscription Agreement

2. Please refer to section 3.13 of the subscription agreement. Since investors are entitled to rely on information provided by you, it is unclear how this representation is appropriate.
       Please revise to remove this provision or explain to us in detail why it is appropriate to require subscribers to represent that they are not relying upon the issuer with respect to any "legal," "economic" or "related considerations of any investment" in the units.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-
3391 with any questions.

                                                             Sincerely,

                                                             /s/ Erin E. Martin

                                                             Erin E. Martin
                                                             Legal Branch Chief
                                                             Office of Real
Estate and
                                                             Commodities
cc:    Gregory C. Bankston
       Managing Member